10026189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 18 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEXT GENERATION EQUITY RESEARCH LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 E. WACKER DR., SUITE 2920
(No. and Street)

CHICAGO	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY M. FIERCE (866) 622-7304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN R. WATERS & COMPANY
(Name – *if individual, state last, first, middle name*)

123 N. WACKER DRIVE, SUITE 1550	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY M. FIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXT GENERATION EQUITY RESEARCH LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
N A SICKLER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/12/12

Signature

MANAGING PARTNER/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Management of: Next Generation Equity Research LLC
1 East Wacker Drive, Suite 2920
Chicago, Illinois 60601-2016

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Next Generation Equity Research LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Next Generation Equity Research LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Next Generation Equity Research LLC's management is responsible for Next Generation Equity Research LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries on January 14, 2009 and July 31, 2009 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John R. Waters & Company

February 12, 2010

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY
123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401

825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097

www.jrwaters.com

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066392 FINRA DEC 8*8
NEXT GENERATION EQUITY RESEARCH LLC
1 E WACKER DR STE 2920
CHICAGO IL 60601-2016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen L. Alvarez (770) 263-7300

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,741

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (645)
July 30, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,096

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,096

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NEXT GENERATION EQUITY RESEARCH LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 12th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,226,758
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	15,620
Total additions	15,620
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	131,610
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed out-of-pocket expenses	14,347
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	145,957
2d. SIPC Net Operating Revenues	$ 1,096,422
2e. General Assessment @ .0025	$ 2,741
	(to page 1 but not less than $150 minimum)

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Next Generation Equity Research, LLC

We have audited the accompanying statements of financial condition of Next Generation Equity Research, LLC (A Limited Liability Company) as of December 31, 2009 and 2008, and the related statements of income (loss), changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Next Generation Equity Research, LLC (A Limited Liability Company) as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

John R. Waters & Company

Chicago, Illinois
February 12, 2010

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS:		
Cash	$ 23,635	$ 26,525
Receivables from broker-dealers and clearing organizations	185,248	228,872
Prepaid expenses	23,185	12,723
TOTAL CURRENT ASSETS	232,068	268,120
PROPERTY AND EQUIPMENT – NET	20,840	35,915
OTHER ASSETS		
Investment in non-marketable securities	28	7,439
Note receivable	-	5,000
Deposits	1,341	2,103
TOTAL OTHER ASSETS	1,369	14,542
TOTAL ASSETS	$254,277	$318,577

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
CURRENT LIABILITIES:		
Accounts payable	$ 67,959	$ 19,147
Commissions payable	58,288	66,065
Other payables	1,500	1,948
TOTAL CURRENT LIABILITIES	127,747	87,160
MEMBERS' EQUITY (Exhibit III)	126,530	231,417
TOTAL LIABILITIES AND MEMBERS' EQUITY	$254,277	$318,577

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE:		
Commission income	$1,371,877	$2,364,126
Investment banking	342,330	56,386
Other income	26,244	40,176
TOTAL REVENUE	1,740,451	2,460,688
OPERATING EXPENSES (Schedule C)	1,977,338	2,757,357
NET INCOME (LOSS) (Exhibit III)	$ (236,887)	$ (296,669)

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
MEMBERS' EQUITY - BEGINNING OF YEAR	$ 231,417	$ 466,086
Additional capital contributions	132,000	67,000
Capital distributions	-	(5,000)
Net income (loss) (Exhibit II)	(236,887)	(296,669)
MEMBERS' EQUITY - END OF YEAR (Exhibit I)	$ 126,530	$ 231,417

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES:		
Net income (loss)	$(236,887)	$(296,669)
Items which did not affect cash:		
Depreciation and amortization	15,075	16,988
Loss on non-marketable securities	8,951	24,524
Receipt of non-marketable securities	(73,000)	(29,878)
Receipt of note receivable	-	(5,000)
Loss on note receivable	4,831	-
Changes in operating assets and liabilities:		
Receivables from broker-dealers and clearing organizations	43,624	50,162
Deposits	762	6,269
Prepaid expenses	(10,462)	19,661
Accounts payable	48,812	(21,078)
Deferred lease liability	-	-
Commissions payable	(7,737)	30,384
Other payables	(448)	1,653
NET CASH (APPLIED TO) OPERATING ACTIVITIES	(206,479)	(202,984)
CASH PROVIDED BY (APPLIED TO) INVESTING ACTIVITIES:		
Sale of non-marketable securities	71,420	-
Purchase of property and equipment	-	(2,189)
NET CASH PROVIDED BY (APPLIED TO) INVESTING ACTIVITIES	71,420	(2,189)
CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES:		
Capital distributions	-	(5,000)
Additional capital contributions	132,000	67,000
Cash received from promissory note	169	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	132,169	62,000
NET DECREASE IN CASH	(2,890)	(143,173)
CASH - BEGINNING OF YEAR	26,525	169,698
CASH - END OF YEAR	$ 23,635	$ 26,525

The accompanying notes are an integral part of this statement.

NOTE 1 – DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

Next Generation Equity Research, LLC (the Company), formed under a certain Operating Agreement dated February 1, 2004, is a fully disclosed broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), formerly known as NASD, Inc. The Company provides investment banking, advisory services, and research on securities to institutional investors throughout the United States. The Company is a subsidiary of Next Generation Holdings, LLC (parent).

Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes gross revenues from research on securities when the earnings process is complete, as evidenced by an agreement with the broker. Recognition of research earnings occurs at the time the investment transaction closes. Investment banking revenues consist of fees earned from providing advisory services, are contingent upon the success of the services provided, and are recorded upon successful completion of a transaction.

Cash - The Company maintains its cash balance at a major financial institution in the Chicago metropolitan area. Management believes that the Company is not exposed to any significant credit risk.

Accounts receivable - Accounts receivable consist primarily of trade receivables for research on securities. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Property and Equipment – Property and equipment is stated at cost and depreciated over its useful life on the straight-line method over a five year period.

Non-marketable securities - Occasionally, the Company receives shares of restricted stock in publicly traded companies in payment of services rendered. The shares are originally valued at the value of the services rendered. The securities are periodically revalued based on the value of the traded securities. Gains and losses are recognized for the difference between the previous value and the value at the balance sheet date. The Company shares gains and losses with the respective sales representative on one of the securities. Commissions payable to the sales representative are accrued accordingly. The Company owned restricted securities aggregating $28 and $7,439 at December 31, 2009 and 2008, respectively; and incurred losses aggregating $8,951 and $24,524 during 2009 and 2008, respectively. The original cost of these securities were $28,557 and aggregate unrealized losses totaled $28,529 as of December 31, 2009.

NOTE 2 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2009 and 2008:

	2009	2008
Office equipment	$66,360	$ 66,360
Furniture and fixtures	20,530	20,530
Sub-total	86,890	86,890
Less accumulated depreciation	66,050	50,975
Net property and equipment	$20,840	$ 35,915

Depreciation expense aggregated $15,075 and $16,988 for 2009 and 2008, respectively.

NOTE 3 – LEASE COMMITMENTS

On December 15, 2004, the Company entered into a twenty-eight month lease agreement for office space in Chicago, Illinois commencing on January 1, 2005. Under the terms of the lease, the Company is obligated to pay rent, real estate taxes, and operating expenses for the facilities. On April 30, 2007, the Company entered into an eighty-four month lease for office space in Chicago, Illinois commencing on September 1, 2007. Total lease expense aggregated $123,001 and $108,419 in 2009 and 2008, respectively.

On April 20, 2006, the Company entered into a thirty-six month lease agreement for office space in Greenwood Village, Colorado. Under the terms of the lease, the Company was obligated to pay rent, real estate taxes, and operating expenses for the facilities. On October 30, 2008, the Company terminated the lease. Under the terms of the agreement the Company paid a one time fee of $2,895 and forfeited its security deposit of $5,788. Total lease expense aggregated $25,833 in 2008.

The Company also leases office equipment and furniture classified as operating leases. The terms of the leases are for thirty-six to sixty months. Lease expense aggregated $13,403 and $13,905 in 2009 and 2008, respectively.

The following is a summary of required future minimum base operating lease payments at December 31, 2009:

2010	$ 55,000
2011	55,000
2012	57,000
2013	59,000
2014	40,000
Total	$266,000

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company obtains funds for working capital from capital contributions made by various members as necessary.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In 2009 and 2008, the Company had a minimum net capital requirement of $50,000. Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital of $80,717, which was $30,717 in excess of its required net capital of $50,000. At December 31, 2008, the Company had net capital of $168,237, which was $118,237 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.58 to 1.0 and .52 to 1.0 at December 31, 2009 and 2008, respectively.

NOTE 6 – CUSTOMER CONCENTRATION

The Company had the following concentrations in 2009 and 2008 in revenues and accounts receivable:

	2009		2008	
	Sales	A/R	Sales	A/R
Clearing House A	62%	99%	78%	100%
Customer B	14%	-	-	-

NOTE 7 - INCOME TAXES

The financial statements do not include a provision for federal income taxes since the members recognize their proportionate share of the Company's income or loss on their individual tax returns. However, the Company remains liable for state replacement tax for the portion of income or loss allocated to those members that are exempt from the state's replacement tax reporting requirements. No provision for state replacement tax was required in 2009 or 2008.

NOTE 8 - SUBSEQUENT EVENTS

In January 2010, the Members of the Company signed a letter of intent to sell the business to another broker-dealer business. As of the date of these financials, the proposed transaction is still in process.

All material events from December 31, 2009 through the date these financial statements were issued, which is the date of the Auditor's report, have been either disclosed or adjusted in the financial statements.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

DECEMBER 31, 2009

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
Next Generation Equity Research, LLC

Our report on our audits of the basic financial statements of Next Generation Equity Research, LLC (A Limited Liability Company) for December 31, 2009 and 2008 appears on page 1. The audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, presented in Schedules A through C, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R Waters & Company

Chicago, Illinois
February 12, 2010

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS
JOHN R. WATERS & COMPANY
123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401
825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097
www.jrwaters.com

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2009 AND 2008

	2009	2008
NET CAPITAL:		
Total members' equity (Exhibit III)	$126,530	$231,417
Net capital before deductions	126,530	231,417
Deductions:		
Non-allowable assets:		
Property and equipment – Net	20,840	35,915
Investment in non-marketable securities	28	7,439
Prepaid expenses	23,185	12,723
Accounts receivable	419	-
Note receivable	-	5,000
Deposits	1,341	2,103
Total deductions	45,813	63,180
NET CAPITAL	80,717	168,237
MINIMUM NET CAPITAL REQUIREMENT	50,000	50,000
EXCESS NET CAPITAL	$ 30,717	$118,237
AGGREGATE INDEBTEDNESS		
Total liabilities	$127,747	$ 87,160
Ratio of aggregate indebtedness to net capital	1.58 to 1.0	.52 to 1.0

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2009 AND 2008

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) of the rule and does not hold customers' monies or securities.

NEXT GENERATION EQUITY RESEARCH, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
OPERATING EXPENSES:		
Commissions	$ 680,091	$ 581,740
Salaries - Executives	3,750	170,000
Salaries	358,245	673,283
Payroll taxes	58,915	95,146
Employee benefits	137,364	154,803
Clearing costs	236,931	348,452
Travel	59,372	132,361
Professional fees	55,963	50,697
Rent	123,084	134,252
Quotations and research	80,759	160,919
Meals and entertainment	15,859	59,930
Office supplies and expense	5,689	14,268
Telecommunications	38,052	45,687
Computer expense	19,416	34,536
Equipment rental	13,403	13,905
Licenses and registration	19,179	19,694
Dues and subscriptions	25,160	42,728
Depreciation and amortization	15,075	16,988
Penalties	20,000	-
Postage	836	2,350
Utilities	4,501	3,068
Advertising	1,725	2,300
Other expenses	3,969	-
Charitable contributions	-	250
TOTAL OPERATING EXPENSES (Exhibit II)	$1,977,338	$2,757,357

The accompanying notes are an integral part of this statement.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of Next Generation Equity Research, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Next Generation Equity Research, LLC (A Limited Liability Company) for the years ended December 31, 2009 and 2008, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a) (11).
2. Procedure for determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401

825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097

www.jrwaters.com

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the years ended December 31, 2009 and 2008 and this report does not affect our report thereon dated February 12, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 12, 2010